Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated November 28, 2018 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2018 and 2017 and for the two years ended August 31, 2018, and the effectiveness of internal control over financial reporting as of August 31, 2018 of Shaw Communications Inc. filed with the Securities and Exchange Commission.

We also consent to the incorporation by reference in the Registration Statement (Form F-10 No. 333-222653) of Shaw Communications Inc. pertaining to the base shelf prospectus of our report dated November 28, 2018, with respect to the consolidated financial statements of Shaw Communications Inc., and the effectiveness of internal control over financial reporting of Shaw Communications Inc., incorporated by reference in this Annual Report (Form 40-F) for the year ended August 31, 2018.

Calgary, Canada	/s/ Ernst & Young LLP

November 28, 2018	Chartered Professional Accountants